

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2012

<u>Via Mail</u>
Carman Parente
Chief Executive Officer
NT Mining Corporation
106 - 1641 Lonsdale Ave.
North Vancouver, BC Canada V7M2J5

     Re: NT Mining Corporation
              Item 4.02 Form 8-K
              Filed September 19, 2012
              File No. 000-27715

Dear Mr. Parente:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                               Sincerely,

                               /s/ Suying Li

                               Suying Li
                               Staff Accountant